Exhibit 99.1

5. Pursuant to the A&R Note & Warrant Agreement, the 5% secured convertible notes issued on September 26, 2014, September 26, 2015, December 28, 2015 and August 9, 2016 (collectively, the “Notes”) were convertible into shares of common stock, par value $0.001 per share (the “Common Stock”) (i) voluntarily, within 15 days prior to their maturity on December 31, 2017, at a conversion price of $0.05 per share and (ii) automatically upon the closing of a qualified equity offering by the Issuer with total proceeds of at least $5.0 million, at a conversion price of $0.05 per share. On September 19, 2016, the Issuer, the Reporting Person and certain other investors entered into the Second Omnibus Amendment to the A&R Note & Warrant Agreement (the “Second Amendment”) whereby the Notes are convertible into shares of Common Stock (i) at any time after September 1, 2016, by the Issuer, at a conversion price of $0.025 per share (a “Mandatory Conversion”), (ii) voluntarily, within 15 days prior to their maturity on December 31, 2017, at a conversion price of $0.05 per share and (iii) automatically upon the closing of a qualified equity offering by the Issuer with total proceeds of at least $5.0 million, at a conversion price of $0.05 per share. The amendment of the Notes is treated as a disposition of an “old” security and the acquisition of a “new” one. The Reporting Person received no value in connection with the amendment.